UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                  FORM 11-K

                     FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                     PURCHASE, SAVINGS, AND SIMILAR PLANS
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

           / X /   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2004
                                      OR
         /   /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           For the transition period:


                        Commission File Number 0-13358


     A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CAPITAL CITY BANK GROUP, INC. 401(k) Plan
                  -----------------------------------------
                          (Exact name of the plan)

     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        CAPITAL CITY BANK GROUP, INC.
                        -----------------------------
           (Exact name of registrant as specified in its charter)


         217 North Monroe Street, Tallahassee, Florida 32301
            ---------------------------------------------------
                  (Address of principal executive offices)


                             REQUIRED INFORMATION
        The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2005 have been prepared in accordance with the financial reporting requirements of ERISA.

                         CAPITAL CITY BANK GROUP, INC.
                                  401(k) PLAN

                             FINANCIAL STATEMENTS
                          December 31, 2005 and 2004

                         CAPITAL CITY BANK GROUP, INC.
                                  401(k) PLAN
                             Tallahassee, Florida

                             FINANCIAL STATEMENTS
                          December 31, 2005 and 2004


                                  CONTENTS


REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS................1-2

FINANCIAL STATEMENTS

   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.........................3

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS...............4

   NOTES TO FINANCIAL STATEMENTS...........................................5


SUPPLEMENTAL SCHEDULE

   SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).........10

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Retirement Committee of
  Capital City Bank Group, Inc.
Tallahassee, Florida


We have audited the accompanying statement of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.


                                          /s/ Crowe Chizek and Company LLC
                                          Crowe Chizek and Company LLC


Fort Lauderdale, Florida
June 23, 2006


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                                                                           1.

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Retirement Committee of
  Capital City Bank Group, Inc.:

We have audited the accompanying statement of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the "Plan") as of December 31, 2004. This financial statement is the responsibility of the Plan administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.


/s/ KPMG LLP
KPMG LLP


Orlando, Florida
June 10, 2005
Certified Public Accountants


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                                                                           2.




                             CAPITAL CITY BANK GROUP, INC.
                                     401(k) PLAN
                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              December 31, 2005 and 2004

--------------------------------------------------------------------------------------

                                                              2005             2004
                                                              ----             ----
ASSETS
  Cash                                                     $   13,354       $    5,279
  Investments, at fair value (Note 3)                       8,322,043        6,517,312
  Participant contributions receivable                        119,756           89,242
  Employer contribution receivable                             14,416           38,517
  Dividend receivable                                           9,570                -
                                                           ----------       ----------
                                                            8,479,139        6,650,350

LIABILITIES
  Excess contributions payable                                     --            2,215
                                                           ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                          $8,479,139       $6,648,135
                                                           ==========       ==========



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                                                                           3.
             See accompanying notes to financial statements.



                        CAPITAL CITY BANK GROUP, INC.
                                 401(K) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        Year ended December 31, 2005

-----------------------------------------------------------------------------

   Investment income
     Net appreciation in fair value of investments (Note 3)    $  220,133
     Dividends and interest income                                294,106
                                                               ----------
                                                                  514,239

   Contributions
     Participant                                                1,441,133
     Employer                                                     130,549
     Rollovers                                                    107,643
                                                               ----------
                                                                1,679,325
                                                               ----------

       Total additions                                          2,193,564
                                                               ----------

Deductions from net assets attributed to:
   Benefits paid to participants                                  362,560
                                                               ----------

Net increase                                                    1,831,004

Net assets available for benefits
   Beginning of year                                            6,648,135
                                                               ----------
   End of year                                                 $8,479,139
                                                               ==========


-----------------------------------------------------------------------------
              See accompanying notes to financial statements.
                                                                           4.

                        CAPITAL CITY BANK GROUP, INC.
                                  401(K) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2005 and 2004

-----------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Capital City Bank Group, Inc. 401(k) Plan (the "Plan") provides general information only. More complete information regarding the Plan's provisions may be found in the Plan document.

General:
-------   The Plan, established on October 1, 1997, effective retroactive to
January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of Capital City Bank Group, Inc. (the "Company"). Employees of the Company who are 21 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or next following the date on which the employee becomes eligible to participate in the Plan.

Plan Administration:
-------------------   The overall responsibility for administering the Plan
rests with the Company. However, the Company has delegated administration of the Plan to the Retirement Committee (the "Plan Administrator"). The Plan's trustee, Capital City Trust Company (the "Trustee"), a subsidiary of the Company, is responsible for the management and control of the Plan's assets. Federated Investors, Inc. provides record-keeping services for the Plan.

Participant Contributions and Excess Contributions:
--------------------------------------------------   Each year, participants
to contribute up to 30% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Excess contributions represent amounts that were contributed by employees in excess of the limitations imposed by the IRC. There were no excess contributions for the 2005 year.
For the year 2004, there were certain excess contributions that were refunded to employees within 2 1/2 months of the Plan's year-end.

Employer Contributions:
----------------------   For the 2005 year, the Company provided a 50% match
on participant contributions of 6% or less. Only employees hired after January 1, 2002 are eligible for this match. No additional discretionary employer contributions were made for the year.

Participant Accounts:
--------------------   Each participant's account is credited with the
participant's contribution and allocations of Plan earnings. Allocations of Plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant's compensation to the compensation of all participants for the Plan year. Employer discretionary contributions are invested based on the participant's elective deferral.


-----------------------------------------------------------------------------
                                 (Continued)
                                                                           5.

                        CAPITAL CITY BANK GROUP, INC.
                                  401(K) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2005 and 2004

-----------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Investment Options:
------------------   Participants can direct their contributions into 17
investment options. Participants can change their investment elections and balances daily by way of telephone voice response system, with their contributions being changed the next applicable payroll period.

Benefits Paid to Participants:
-----------------------------   Upon termination of service due to death,
disability, retirement or other reason, a participant will receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship.

Retirement, Death and Disability:
--------------------------------   A participant is entitled to 100% of his
or her account balance upon retirement, death or disability.

Vesting:
-------   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company's matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service is based on 1,000 hours of work in one year.

Forfeitures:
-----------   Forfeitures are used to reduce the employer contribution.
Forfeitures during the years ended December 31, 2005 and 2004 were $11,355 and $2,075, respectively.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:
-------------------   The financial statements of the Plan are prepared under
the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
----------------   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions related to the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments:
-----------   The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at quoted market prices. The Company's common stock is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol CCBG.


-----------------------------------------------------------------------------
                                 (Continued)
                                                                           6.

                        CAPITAL CITY BANK GROUP, INC.
                                  401(K) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2005 and 2004

-----------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan's investments include common stock and mutual funds, which invest in various types of investment securities and in various companies within various markets. Investments are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and participant's individual account balances.

Income Recognition:
------------------   Purchases and sales of securities are recorded on a
trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses:
-------------   All plan expenses are paid by the Company.

Voting Rights:
-------------   The Trustee is required to vote shares of Company stock on behalf of the collective best interest of plan participants and beneficiaries, as instructed by the proxy statement.


NOTE 3 - INVESTMENTS

The investments of the Plan are held in a trust fund administered by the Trustee. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified as follows:



                                                                       December 31,
                                                                       ------------
                                                                    2004          2003
                                                                    ----          ----
   Investments at fair value
     Federated Max-Cap Index Fund (82,332 and
      75,806 shares)                                            $ 2,034,418    $1,853,455
     Federated Treasury Obligations Fund (1,379,495
      and 1,178,996 shares)                                       1,379,495     1,178,996
     American Euro Pac Growth Fund (20,583 and 15,773 shares)       835,861       556,140
     Federated Kaufman Fund (138,145 and 115,626 shares)            773,612       619,753
     Capital City Bank Group, Inc. Common Stock
      (22,036 and 13,370 shares)                                    755,614       558,866
     Federated Capital Appreciation Fund (19,745
      and 17,745 shares)                                            495,213       449,847
     Federated Total Return Bond Fund (43,742 and 23,016 shares)    461 480       249,494




-----------------------------------------------------------------------------
                                 (Continued)
                                                                           7.

                        CAPITAL CITY BANK GROUP, INC.
                                  401(K) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2005 and 2004

-----------------------------------------------------------------------------


NOTE 3 - INVESTMENTS (Continued)

During the year ended December 31, 2005 the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

    Mutual funds                                          $    197,384
    Capital City Bank Group, Inc. Common Stock                  22,749
                                                          ------------
       Net appreciation in fair value of investments      $    220,133
                                                          ============



NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants would become 100% vested in all of their accounts.


NOTE 5 - TAX STATUS

The Plan is relying on a favorable opinion letter dated November 19, 2001 issued to Capital City Trust Company, the plan document sponsor. The Plan is not required to file for an individual determination letter because of the opinion letter received from the Internal Revenue Service. Although the Plan has been amended since receiving favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the IRC.


NOTE 6 - PARTY IN INTEREST TRANSACTIONS

The Plan owns 22,036 and 13,370 shares of the Company's common stock at December 31, 2005 and 2004, respectively, which represents approximately 0.12% and 0.09% of the outstanding common stock of the Company. Dividend income of $12,643 was recognized during 2005 from the Plan's investment in the Company's common stock. This investment qualifies as a party-in-interest investment.

The Trustee is a subsidiary of the Company. The Trustee's fees are paid by the Company.

Certain of the Plan's investments are managed by Federated Investors, Inc., the Plan's record-keeper. At December 31, 2005 and 2004, the Plan held the following party-in-interest investments (at estimated fair value), managed by Federated Investors, Inc.:


-----------------------------------------------------------------------------
                                 (Continued)
                                                                           8.

                        CAPITAL CITY BANK GROUP, INC.
                                  401(K) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2005 and 2004

-----------------------------------------------------------------------------


NOTE 6 - PARTY IN INTEREST TRANSACTIONS (Continued)



                                                                      2005          2004
                                                                      ----          ----
     Federated Max-Cap Index Fund (82,332 and
      75,806 shares)                                               $2,034,418    $1,853,455
     Federated Treasury Obligations Fund (1,379,495
      and 1,178,996 shares)                                         1,379,495     1,178,996
     Federated Kaufmann Fund (138,145 and 115,626 shares)             773,612       619,753
     Federated Capital Appreciation Fund (19,745
      and 17,745 shares)                                              495,213       449,847
     Federated Total Return Bond Fund (43,742 and 23,016 shares)      461,480       249,494
     Federated Stock Trust Fund (9,718 and 5,479 shares)              303,673       203,709
     Federated Index Trust (9,781 and 0 shares)                       216,746             -
     Federated U.S. Gov. Sec. 2-5 Years (8,039 and 7,364 shares)       88,186        83,216
     Federated High Income Bond Fund (3,908 and 3,851 shares)          30,599        31,695
     Federated Income Trust (2,064 and 1,061 shares)                   21,134        11,160
     Federated Mid Cap Index (0 and 4,030 shares)                           -        84,787



NOTE 7 - SUBSEQUENT EVENTS

Effective February 1, 2006, Capital City Trust Company will begin providing record-keeping services for the Plan.


-----------------------------------------------------------------------------
                                                                           9.

                           SUPPLEMENTAL SCHEDULE

                      CAPITAL CITY BANK GROUP, INC.
                              401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          December 31, 2005

-----------------------------------------------------------------------------

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003



                                        (c)
              (b)            Description of Investment
       Identity of Issuer,   Including Maturity Date,
            Borrower,            Rate of Interest,                           (e)
           Lessor, or             Collateral, Par              (d)         Current
(a)      Similar Party           or Maturity Value            **Cost        Value
---      -------------           -----------------            ------        -----
                          Mutual Funds
                          ------------
*   Federated Investors, Inc.     Federated Max-Cap Index Fund,
                                   82,332 shares                         $2,034,418

*   Federated Investors, Inc.     Federated Treasury Obligations
                                   Fund, 1,379,495 shares                 1,379,495

*   Federated Investors, Inc.     Federated Kaufmann Fund,
                                   138,145 shares                           773,612

*   Federated Investors, Inc.     Federated Capital Appreciation
                                   Fund, 19,745 shares                      495,213

*   Federated Investors, Inc.     Federated Total Return Bond
                                   Fund, 43,742 shares                      461,480

*   Federated Investors, Inc.     Federated Stock Trust Fund,
                                   9,718 shares                             303,673

*   Federated Investors, Inc.     Federated Index Trust, 9,781 shares       216,746

*   Federated Investors, Inc.     Federated U.S. Gov. Sec. 2-5 Years,
                                   8,039 shares                              88,186

*   Federated Investors, Inc.     Federated High Income Bond
                                   Fund, 3,908 shares                        30,599

*   Federated Investors, Inc.     Federated Income Trust, 2,064 shares       21,134



-----------------------------------------------------------------------------
                                 (Continued)
                                                                          10.

                      CAPITAL CITY BANK GROUP, INC.
                              401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          December 31, 2005

-----------------------------------------------------------------------------

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003



                                        (c)
              (b)            Description of Investment
       Identity of Issuer,   Including Maturity Date,
            Borrower,            Rate of Interest,                           (e)
           Lessor, or             Collateral, Par              (d)         Current
(a)      Similar Party           or Maturity Value            **Cost        Value
---      -------------           -----------------            ------        -----


*   Capital City Bank             Capital City Bank Group, Inc.,
     Group, Inc.                   Common Stock, 22,036 shares           $  755,614

    American Funds                Euro Pac Growth Fund, 20,583 shares       835,861

    Janus Capital Group, Inc.     Janus Advisor Capital Appreciation
                                   Fund, 13,555 shares                      389,432

    American Century Investment   American Century Strategic Allocation
    Management, Inc.               Fund:  Conservative, 6,416 shares         35,290

    American Century Investment   American Century Strategic Allocation
     Management, Inc.              Fund:  Moderate, 25,127 shares           169,355

    American Century Investment   American Century Strategic Allocation
     Management, Inc.               Fund:  Aggressive, 11,077 shares         87,177

    Lord Abbett Research Fd.      Small Cap Value Fund, 8,670 shares        244,758
                                                                         ----------

                                                                         $8,322,043
                                                                         ==========




   *  Represents party-in-interest
   ** Investment is participant directed; therefore historical cost is not required.



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                                                                          11.

EXHIBIT INDEX

Exhibit No.     Document
-----------     --------
23.1            Consent of Crowe Chizek and Company LLC
23.2            Consent of KPMG LLP



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan


By:  Capital City Trust Company, Trustee



By:  /s/ Randolph M. Pople
     -----------------------------------
     Randolph M. Pople, President